HOLOGIC







MEDICAL IMAGING LEADER IN WOMEN'S HEALTH & DIGITAL RADIOGRAPHY




DELPHI

Hologic Overview

We are a leading developer, manufacturer and supplier of medical imaging systems dedicated to serving the healthcare needs of women, and a leading developer of state-of-the-art digital imaging technology for general radiography and mammography applications. Our resources are focused on developing systems with superior image quality and diagnostic accuracy while providing exemplary customer service. This focus has enabled us to capture significant market share in our core niches against large, multinational companies, while engendering intense customer loyalty. Our core business units are focused on osteoporosis assessment, mammography and breast biopsy, direct-to-digital X-ray for general radiography applications and mini C-arm imaging for orthopedic applications. Our product lines are premier brands in their markets and command leading market positions. Our customers are hospitals and imaging clinics that include many of the leading healthcare organizations in the world, as well as private practices. In addition, our customer base includes major pharmaceutical companies, which use our products in clinical trials.

Selected Financial Data

In 1999, we acquired Direct Radiography Corp. and in 2000 we acquired the U.S. assets of Trex Medical. The purchase accounting method under APB No. 16 was used for both of these transactions. Included in the fiscal 2000 financial data are acquisition related pre-tax charges of $13.3 million related to the Trex Medical acquisition. Included in the fiscal 2001 financial data are (i) a $2.5 million reduction in expenses as a result of the settlement of the final purchase price and reassessment of reserves from the Trex Medical acquisition, (ii) the recognition of $2.1 million of other revenue previously deferred and a $500,000 reduction to cost of product sales due to excess warranty reserves related to the settlement of the litigation with Fleet Business Credit, LLC, (iii) restructuring charges of approximately $1.0 million for severance-related expenses resulting from reductions in our workforce and (iv) a $500,000 nonrecurring charge from the relocation of the Fluoroscan mini C-arm manufacturing facility from Illinois to Massachusetts.

Fiscal Years Ended *(In thousands, except per share data)*	September 27, 1997	September 26, 1998	September 25, 1999	September 30, 2000	**September 29, 2001**
CONSOLIDATED STATEMENT OF OPERATIONS DATA:					
Revenues:					
Product sales	$102,781	$111,498	$ 81,737	$ 90,864	**$175,908**
Other revenue	3,908	4,066	2,403	2,882	**2,583**
	106,689	115,564	84,140	93,746	**178,491**
Costs and Expenses:					
Cost of product sales	47,492	55,891	50,333	63,604	**116,177**
Research and development	8,527	9,778	12,664	22,178	**23,328**
Selling and marketing	19,448	28,589	19,658	23,882	**35,422**
General and administrative	8,827	10,452	10,963	16,441	**20,852**
Restructuring and nonrecurring charges	—	—	—	—	**1,518**
	84,294	104,710	93,618	126,105	**197,297**
Income (loss) from operations	22,395	10,854	(9,478)	(32,359)	**(18,806)**
Interest income	5,346	5,998	4,204	3,567	**1,027**
Interest/other expense	(172)	(664)	(548)	(227)	**(2,902)**
Income (loss) before income taxes	27,569	16,188	(5,822)	(29,019)	**(20,681)**
Provision (benefit) for income taxes	9,840	5,800	(2,075)	(10,400)	**169**
Net income (loss)	$ 17,729	$ 10,388	$ (3,747)	$ (18,619)	**$(20,850)**
Net income (loss) per share:					
Basic	$ 1.37	$ .78	$ (.27)	$ (1.22)	**$ (1.35)**
Diluted	$ 1.30	$ .75	$ (.27)	$ (1.22)	**$ (1.35)**
Weighted average number of common shares outstanding:					
Basic	12,986	13,259	13,950	15,320	**15,475**
Diluted	13,672	13,766	13,950	15,320	**15,475**
CONSOLIDATED BALANCE SHEET DATA:					
Working capital	$112,869	$ 99,633	$ 89,823	$ 53,022	**$ 44,679**
Total assets	144,667	172,597	175,770	219,655	**195,119**
Long-term debt	—	—	—	25,000	**28,416**
Total stockholders' equity	126,767	140,382	150,422	131,572	**111,807**



S. DAVID ELLENBOGEN
1938-2001

In fond memory of our friend, mentor and co-founder, Dave Ellenbogen, a charismatic man who inspired us all to achieve great success. We will carry on your vision for Hologic with enthusiasm, energy and most of all, a great sense of humor.





Hologic Principles

At Hologic, we are driven to provide our customers the highest level of service and responsiveness to create greater value for our stockholders. Each member of the Hologic team is required to embrace the following principles to achieve this goal:

- *Candor* about our strategic direction, our true progress in product development and what we can deliver in services and support.
- *Commitment* to keeping our promises and ensuring all Hologic team members understand who the customers and stockholders are, and the importance of honoring our commitments to them.
- *Consistency* in the quality of the products we produce, market and support. We are commited to continuously seek new ways to improve all facets of our operations. We will not tolerate complacency.



DEAR HOLOGIC STOCKHOLDERS:



It is a great honor to write to you as Hologic's President and CEO. I feel very privileged to have the opportunity to lead Hologic through this exciting period of change while carrying on the vision created by Hologic's co-founder, Dave Ellenbogen, a friend and mentor who passed away suddenly in June. Hologic was founded on and continues to be committed to the principle of applying superior technologies to meet the rapidly changing needs of the medical imaging market, particularly in the area of women's health. In fiscal 2002, we will be faced with many formidable challenges. However, our advanced digital technology platform, coupled with the expertise of our personnel, should position Hologic for ongoing leadership in the niche markets in which we compete and to be one of the pioneers of the emerging digital imaging market, particularly in the field of mammography.

I believe Hologic is a company with great potential. Hologic experienced some "growing pains" over the past two years — a consequence of acquiring three new business divisions and more than doubling the size of the Company. These acquisitions were part of a diversification and growth strategy begun in 1996 and are integral to Hologic's future. Hologic, long recognized as the technology leader in the field of osteoporosis assessment, expanded its role in women's health through the 2000 acquisition of the U.S. assets of Trex Medical, in particular, its LORAD® mammography and breast biopsy system division. The LORAD acquisition has allowed us to significantly expedite our entry into the emerging digital mammography arena, by incorporating our patented DirectRay® amorphous selenium direct-to-digital technology into LORAD's existing mammography products. We have received an approvable letter from the FDA for our first generation CCD-based (charge-coupled device) digital mammography system and are in the advanced stages of development of a second generation selenium-based digital mammography system.

Our acquisitions and internal research and development efforts have provided Hologic with one of the strongest product portfolios in the women's health imaging industry. However, the expenditure of human and capital resources and management focus to achieve this position has been significant. For the year ended September 29, 2001, we recognized a net loss of $20.9 million, or $1.35 per diluted share, on total revenues of $178.5 million. The net loss for the year primarily relates to our ongoing investment in the development of our digital modalities, particularly our full field direct-to-digital mammography system, and to a lesser extent, the loss generated from the operations of our general radiography business that was acquired from Trex Medical. For the year, our core businesses of osteoporosis assessment, mammography and mini C-arm accounted for 80% of our revenues and generated over $7 million of income.

At September 29, 2001, Hologic had a cash balance of $12.7 million. In order to ensure we would have the capital necessary to continue development and commercialization of our digital products, Hologic secured a $25 million working capital line of credit with Foothill Capital Corporation, a wholly owned subsidiary of Wells Fargo & Company. In December 2001, we completed a public offering of three million shares of the Company's common stock and raised net proceeds of approximately $25 million. I believe these transactions secure our capital needs for the foreseeable future and provide the necessary financial resources to meet our strategic objectives.

When I began in my new role, I made a commitment to returning Hologic to profitability, enhancing stockholder value and reallocating our resources to the product lines and development programs that would position us for long-term success. Hologic is entering a pivotal period in its history of technology leadership and development. In order to achieve our objectives, we have to continue to seek ways to manage our businesses more productively, capitalizing on the strengths of our people by creating a culture that has the capacity to change as market and economic conditions develop. In August, Hologic implemented an extensive, company-wide restructuring plan to help us achieve our goals. Many people think of a restructuring plan as solely a way to reduce operating expenses. What we implemented does include the significant reduction of operating expenses, however, it also goes to the heart of how we manage our business units. Each division has been affected and, I believe, has become stronger because of these changes.

The first element of our restructuring plan focused on a company-wide cost-saving initiative, which we expect, after initial charges, will result in annual cost savings of approximately $10 million. The cost-saving initiatives that have been implemented include a reduction of our workforce, a reduction in operating expenses in each of our business units and the phase-out of non-core and unprofitable units. Operating expenses should continue to decrease after the first quarter of fiscal 2002 as a result of our decision to focus on our core businesses





of diagnostic imaging for women's health and general digital radiography, and to discontinue production of the conventional general radiographic systems which were acquired as part of the Trex Medical acquisition and were unprofitable for the Company. This decision led us to relocate selected product lines that were synergistic to our digital radiographic line, and sales and service support personnel from our facility in Littleton, Massachusetts to our corporate headquarters in Bedford, Massachusetts and to close the Littleton facility. This transition was substantially completed in January 2002.

I believe the cost-saving initiatives we have taken are an important first step toward profitability. However, expense reduction alone is not a sustainable prescription for success. The second component of our restructuring plan focuses on enhancing top line performance through innovative marketing programs, expanded distribution channels, and development of strategic business relationships.

Recently, we restructured our domestic sales channels which resulted in centralized sales management for all of our businesses. We believe this restructuring will enable us to capitalize on the expertise of our direct sales force, and leverage our well-developed distribution network. We also restructured our operations in Europe. In November 2001, we announced strategic alliances, including exclusive distribution rights, with Stephanix, one of the leading French manufacturers of medical X-ray equipment, and Radiologia, S.A., the oldest X-ray equipment manufacturer in Spain, for sales of our product lines in France, Spain and Portugal. We believe these alliances will enable Hologic to improve the operating results of our European subsidiaries as well as broaden our customer reach.

In the past several months we also entered into a number of agreements which further strengthen our ability to serve our customers. In November, we entered into a non-exclusive distribution agreement with Siemens Medical Solutions, a unit of Siemens AG, for the sale of our X-ray bone densitometers throughout the United States. We also made significant progress in expanding our relationship with group purchasing organizations — an important factor in the acquisition of medical equipment. Recent contracts with these organizations include Broadlane, Inc. (sole source mammography systems), Novation (dual source digital radiography), HealthTrust Purchasing Group (dual source mammography systems) and Consorta (dual source mammography and digital radiographic systems). We believe our success in capturing national accounts will have a significant impact on our growth.

I believe one of the most exciting developments is the Letter-of-Intent that we executed with Siemens Medical Solutions to enter into a strategic alliance focused on the development of second generation digital mammography systems, combining our proprietary amorphous selenium direct-to-digital mammography technology with Siemens' proprietary software for a dedicated physician's workstation. The specifics of this proposed alliance will be finalized over the next few months. We are delighted to have the opportunity to partner with Siemens, long recognized as an innovative leader in medical imaging and mammography technology. Moreover, we believe Siemens' interest in Hologic's amorphous selenium direct-to-digital detector is further validation of our significant technical achievements in the development of this technology.

I believe fiscal 2002 will be a watershed year for Hologic. The healthcare industry has changed considerably over the past five years. Group purchasing organizations and for-profit national accounts have transformed the landscape of capital equipment procurement and the delivery of service support to their member hospitals. Hologic has been recognized as the technology leader by these important organizations, demonstrated by the significant number of multi-year sole source and dual source agreements we have signed in our core modalities.

We have refined our product focus, reallocating our energies and resources on maintaining our leadership position in the field of women's health imaging. We have made significant progress in leveraging our proprietary DirectRay digital technology into new products, the most exciting being a second generation direct-to-digital mammography system, which we expect to bring to market later this year. Combined with our new strategic business alliances and expanded distribution channels, I believe Hologic is well positioned to be the leading company in our niche markets and in the emerging digital imaging market.

We thank you and our customers for your ongoing support.

Sincerely,

Jack Cumming
President and CEO



Osteoporosis Assessment:



Deeper insight into bone densitometry

In 1987 Hologic introduced the first dual-energy X-ray absorptiometry (DXA) bone densitometer. Today, as in the past, Hologic systems continue to be the accepted gold standard for osteoporosis assessment. Hologic has pioneered clinical advancements of similar significance culminating with our most recent achievement, Instant Vertebral Assessment (IVA™) which offers physicians the ability to simultaneously assess two of the strongest risk factors for osteoporotic fracture: existing vertebral fracture and low bone density. Hologic's current flagship product line, the Delphi™ series with IVA, is unique in that it is the only series of bone densitometers that offers physicians this diagnostic advantage. IVA has received significant recognition from luminary physicians specializing in osteoporosis assessment for its importance in improving a clinician's ability to identify women at risk for osteoporosis. To date we have sold over 600 Delphi systems and offer IVA as an upgrade option for over 4,000 of our DXA systems installed worldwide.

2001 Milestones:

- Revenues in fiscal 2001 were $65.7 million with net income increasing to $8.2 million, from $2.5 million in the prior year due to a greater percentage of sales of our Delphi systems which command higher average selling prices.
- Hologic received the 2001 Frost and Sullivan Technology Innovation Award for continuously improving the technologies related to our DXA product lines and offering some of the most innovative products to the market.
- At the November 2001 annual meeting of the Radiological Society of North America (RSNA 2001), Hologic introduced ImagePro, a new technology that dramatically improves the visual assessment of vertebral deformities using a sophisticated image filtration technique similar to those used in other digital imaging technologies.
- We also introduced the Integrated Radiology Informatics System (IRIS) for all Delphi and QDR 4500 bone densitometers at RSNA 2001. IRIS is a suite of features designed to streamline workflow by minimizing technologist time and facilitating physician reporting, resulting in improved patient throughput.

DELPHI



Delphi with supine lateral scanning accurately measures trabecular-rich vertebral bodies which provides a more sensitive measurement of a patient's bone loss. It is estimated that approximately 28 million Americans, mostly women, are at risk of developing osteoporosis.



IVA with ImagePro enhancement software: The next generation of vertebral imaging.



Breast Imaging – LORAD:



Innovators in leading-edge breast cancer detection technologies

For more than a decade, the LORAD® brand of mammography and breast biopsy systems have been synonymous with the best in breast imaging. LORAD's mammography systems incorporate the High Transmission Cellular (HTC®) Grid patented technology that reduces X-ray scatter, delivering superior image sharpness without an increase in dose. In fiscal 2002, we are introducing a new line of screen-film mammography systems, the Affinity™ series, designed specifically to address the market need for a cost-effective system with high performance capabilities. We are also focused on bringing to market the first direct-to-digital mammography system, incorporating our patented DirectRay® amorphous selenium technology, which should offer physicians significant improvement in image quality, thereby improving diagnosis. This digital system, the Selenia™, was showcased at RSNA 2001 as a works-in-progress.

LORAD
A Hologic Company



2001 Milestones:

- Fiscal 2001 revenues totaled $59.3 million with a net loss of $2.1 million. These losses were primarily due to expenses incurred in the development of a first generation CCD-based digital mammography system and our second generation Selenia digital mammography system incorporating our DirectRay direct-to-digital technology.
- LORAD received the 2001 Frost and Sullivan Technology Innovation Award for our HTC technology.
- A Letter-of-Intent was executed with Siemens Medical Solutions to jointly work on the development of an integrated, second generation digital mammography system.
- We received an approvable letter from the FDA for our CCD full field digital mammography system, and received FDA marketing clearance for the LORAD Affinity Mammography System.
- A distribution agreement was signed with Ethicon Endo-Surgery for distribution of their Mammotome® ST breast biopsy device with our breast biopsy systems.
- Broadlane Inc., a leader in providing supply chain management services to the healthcare industry, awarded an exclusive multi-year contract to cover the purchase and sale of LORAD mammographic systems, and HealthTrust Purchasing Group extended their agreement to purchase our mammography systems.

Breast cancer ranks as the second leading cause of cancer-related deaths among women, causing an estimated 40,000 deaths in 2001. LORAD's broad range of breast imaging solutions, like Affinity, offer clinicians superb image quality, flexibility and versatility for improved detection of breast cancers.



Direct Radiography:



The Technology

Hologic made a strategic commitment to the development of digital imaging modalities with the acquisition of Direct Radiography Corp. in 1999. DirectRay® proprietary flat-panel detectors, developed by Direct Radiography Corp., are the foundation of our digital development program. DirectRay uses amorphous selenium to convert X-ray photons directly to electrical signals. This eliminates the image-degrading effects of light scatter found in CCD and other similar indirect digital technologies. We believe that for doctors, patients and hospital administrators, DirectRay technology offers a dramatic breakthrough in image quality and productivity.

True, direct-to-digital image capture

DirectRay TECHNOLOGY

DirectRay uses an X-ray semiconductor material, amorphous selenium, to directly convert X-ray photons into an electrical charge. Intensifying screens, intermediate steps or additional processes that degrade image quality are not required to capture the X-ray energy. Ultimately, X-ray image quality depends on the signal profile captured. DirectRay has a precise signal profile that results in superior digital images, unlike indirect modalities.


The Evolution of Digital Radiography Detectors
Indirect imaging
Direct imaging
Screen-Film System
X-ray energy
Scintillator screen
Film
Scintillator screen
Signal profile
Computed Radiography
X-ray energy
Photo-stimulatable storage phosphor imaging plate
Imaging plate moved to reader
Storage phosphor imaging plate
Laser
Signal profile
CCD Detector with Scintillator Screen
X-ray energy
Scintillator screen
Focusing Lenses
Mirror
CCD Cameras
Signal profile
Scintillator (Phosphor or Cesium Iodide) with Photodiode Array
X-ray energy
Surface reflector
CsI (Tl)
Photodiode array with a-Silicon Thin-Film Transistor (TFT) and storage capacitor
Signal profile
Amorphous Selenium DirectRay® Detector
X-ray energy
Field electrode
Dielectric layer
Semi-conductor (a-Selenium)
Electrode collection array with a-Silicon Thin-Film Transistor (TFT) matrix and storage capacitor
Signal profile



Direct Radiography:



The Systems

Hologic offers DirectRay® digital technology in several forms: as fully integrated radiographic systems, as an image capture upgrade for certain X-ray equipment, and as a digital component for original equipment manufacturers to incorporate into their own systems. Our line of digital radiographic systems includes: EPEX™, which offers a full array of general radiography applications; RADEX™, which is designed for ambulatory and outpatient general radiography examinations; and the DirectRay Chest System, a dedicated system for high volume chest exams.

We believe the advantages of digital radiography over conventional film technology create a market with significant growth potential in general and mammography radiography. An industry analyst estimates that there are currently over 300,000 general radiographic X-ray units installed worldwide, many of which may convert to digital modalities as the benefits of digital technology become more widely recognized.

2001 Milestones:

- Fiscal 2001 revenues totaled $11.7 million with a net loss of $21.4 million, reflecting our ongoing investment in the development of our digital technology and systems.

- Hologic was awarded a multi-year contract with Novation for the exclusive purchase of our EPEX and RADEX direct-to-digital systems for general radiographic applications. The contract also designates Hologic as one of only two providers of digital chest X-ray systems.

- In the past year, numerous studies have been published highlighting the increased productivity and workflow efficiencies of the Hologic DirectRay detector. The studies compared the productivity gains in direct radiography vs. screen-film and computed radiography systems.

- At the end of fiscal 2001 we had a record backlog for these systems.


EPEX

EPEX is a direct-to-digital radiography system for general-purpose radiology. Designed for through and cross-table, extremity, upright, wheelchair, and stretcher applications, EPEX provides high throughput and spectacular images.





Mini C-arm:

A better perspective for orthopedic procedures



Fluoroscan Imaging Systems pioneered the use of mini C-arm imaging technology by orthopedic surgeons in minimally invasive surgical procedures. By utilizing a real-time imaging system, physicians are able to make smaller incisions, which significantly help reduce patient trauma and result in quicker recovery times. Our flagship mini C-arm product, Premier™, offers physicians superior image resolution, ease-of-use, and Ethernet and DICOM compatibility. This system complements the OfficeMate™ mini C-arm (designed specifically for physician offices) introduced in 1997.

2001 Milestones:

- Fiscal 2001 revenue totaled $14.6 million with net income of $1 million.
- As part of our ongoing effort to streamline operations and reduce expenses, the operations of this division were relocated from Illinois to the Bedford, Massachusetts headquarters in April 2001.



PREMIER™
MINI C-ARM



Premier is a digital mini C-arm for extremity orthopedic use. Its 0.045mm X-ray focal spot is the smallest of any C-arm in the world, providing physicians with superior image clarity and detail. During surgical procedures the ability to capture small details is crucial.

BOARD OF DIRECTORS

Jay A. Stein, PhD
Chairman and
Chief Technical Officer
Hologic, Inc.

John W. Cumming
President and
Chief Executive Officer
Hologic, Inc.

Glenn P. Muir
Executive Vice President and
Chief Financial Officer
Hologic, Inc.

Irwin Jacobs
Retired President
Dataviews, Inc.

William A. Peck, MD
Executive Vice Chancellor for
Medical Affairs and Dean
Washington University School of Medicine

Gerald Segel
Retired Chairman of the Board
Tucker Anthony Incorporated

Elaine Ullian
President and
Chief Executive Officer
Boston Medical Center

EXECUTIVE OFFICERS

John W. Cumming
President and
Chief Executive Officer

Jay A. Stein, PhD
Chairman and
Chief Technical Officer

Glenn P. Muir
Executive Vice President and
Chief Financial Officer

Mark A. Duerst
Senior Vice President,
Worldwide Sales

Peter C. Kershaw
Vice President and
General Manager, LORAD®

Peter Soltani, PhD
Vice President and General Manager,
Direct Radiography Corp.

Eric von Stetten, PhD
Vice President and General Manager,
Osteoporosis Assessment

CORPORATE OFFICERS

David J. Brady
Vice President, Human Resources

Jean Chaintreuil, MD
Vice President, European Operations

Georgia Hitzke
Vice President, Clinical Services

Roman Janer
Vice President, Digital Technology

Robert H. Lavallee
Vice President, Corporate Controller
and Chief Accounting Officer

David Rudzinsky
Vice President, Information Systems
and Chief Information Officer

Robert B. Young
Vice President, Operations

Irving Zucker
Vice President, North America Sales

COMMON STOCK LISTING

The Company's Common Stock is listed on the Nasdaq National Market under the trading symbol "HOLX".

VISIT US ON THE WEB

www.hologic.com

FORM 10-K

A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, is included with this Report.

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders will be held at Hologic, Inc., 35 Crosby Drive, Bedford, Massachusetts at 10:00 AM on February 25, 2002.

LEGAL COUNSEL

Brown, Rudnick, Freed & Gesmer, LLP
One Financial Center
Boston, Massachusetts 02111

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10007

INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
225 Franklin Street
Boston, Massachusetts 02110

Design: MediaConcepts Corporation, Assonet, MA www.mediaconceptscorp.com

CORPORATE HEADQUARTERS:

Hologic, Inc.
35 Crosby Drive
Bedford, MA 01730
Tel: 781-999-7300
www.hologic.com

Benelux:

Hologic Europe N.V.
Horizon Park
Leuvensesteenweg
510, Bus 31
1930 Zaventem
Belgium
Tel: 32-2-711-4680

France:

Hologic France S.A.
Parc du Moulin de Massy
35 Rue du Saule Trapu
F-91882 Massy Cedex
France
Tel: 33-1-60-13-39-38

United States:

Direct Radiography Corp.
600 Technology Drive
Newark, DE 19702
Tel: 302-631-2700
www.directradiography.com

LORAD
36 Apple Ridge Road
Danbury, CT 06810
Tel: 203-207-4500
www.loradmedical.com

HOLOGIC, INC.
35 Crosby Drive
Bedford, Massachusetts 01730